08005324

RECEIVED
2008 OCT 10 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG: Supervisory Board appoints new Members to the Management Board of Hypo Real Estate Holding AG, Dr. Axel Wieandt appointed Chief Executive Officer.

Hypo Real Estate Holding AG / Change of Personnel

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

The Supervisory Board of Hypo Real Estate Holding AG has resolved on far reaching changes to the Management Board of the company.

Dr. Axel Wieandt (42) has been appointed as Chief Executive Officer of Hypo Real Estate Holding AG effective from October 13th, 2008. Dr. Wieandt is currently Global Head of the Corporate Investments Division of Deutsche Bank AG in Frankfurt and has held this position since 2003.

Dr. Kai Wilhelm Franzmeyer (44) will, as a member of the Management Board, assume responsibility for Group Treasury also effective from October 13th, 2008. Dr. Franzmeyer joins the company from Commerzbank AG in Frankfurt and in that role served as Group Divisional Head within the business field Group Treasury.

The Supervisory Board is pleased to welcome such competent and internationally experienced senior executives for Hypo Real Estate Group.

Contact:
Reiner Barthuber +49-89-203007-201

SUPPL

07.10.2008 Financial News transmitted by DGAP

Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Phone:	+49 (0)89 203 007-780
Fax:	+49 (0)89 203 007-772
E-mail:	ir@hyporealestate.com
Internet:	www.hyporealestate.com
ISIN:	DE0008027707, DE0008027731,
WKN:	802770, 802773,
Indices:	DAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

End of News DGAP News-Service

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dlw 10/14

News

08.10.2008 09:22

Hypo Real Estate HOLDING

Hypo Real Estate Holding AG: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Hypo Real Estate Holding AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Pursuant to section 21 par.1 WpHG, EuroPacific Growth Fund, Los Angeles, USA, notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 07 October 2008 of the following:

'On 2 October 2008, the stake of EuroPacific Growth Fund in the voting rights in Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, fell below the threshold of 3 %. On that date, EuroPacific Growth Fund held 2.89 % in relation to all voting rights in Hypo Real Estate Holding AG (voting rights arising from 6,095,873 ordinary shares (Stammaktien)). Hypo Real Estate Holding AG has issued ordinary shares only'.

08.10.2008 Financial News transmitted by DGAP

Language: English
Issuer: Hypo Real Estate Holding AG
Unsöldstraße 2
80538 München
Deutschland

Internet: www.hyporealestate.com

End of News DGAP News-Service
